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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

                                 MEDIA 100 INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                                    58440W105
                                 (CUSIP Number)

                                 Kevin S. Moore
                Senior Vice President and Chief Financial Officer
                             The Clark Estates, Inc.
                               Thirty-First Floor
                              One Rockefeller Plaza
                            New York, New York 10020
                            Tel. No.: (212) 977-6900

                                 With a copy to:

                              Robin L. Spear, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 8, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


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                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

CUSIP NO. 58440W105
============================================================================================================================
          1  NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  THE CLARK ESTATES, INC.
----------------------------------------------------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (a)   [ ]
                                                                                            (b)   [ ]
----------------------------------------------------------------------------------------------------------------------------
          3  SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

                  NOT APPLICABLE
----------------------------------------------------------------------------------------------------------------------------
          5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
----------------------------------------------------------------------------------------------------------------------------
                                   7  SOLE VOTING POWER

      NUMBER OF
        SHARES                             373,700
     BENEFICIALLY
    OWNED BY EACH           ------------------------------------------------------------------------------------------------
      REPORTING                    8  SHARED VOTING POWER
     PERSON WITH
                                           0
                            ------------------------------------------------------------------------------------------------
                                   9  SOLE DISPOSITIVE POWER

                                           373,700
                            ------------------------------------------------------------------------------------------------
                                  10  SHARED DISPOSITIVE POWER

                                           0
----------------------------------------------------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  373,700
----------------------------------------------------------------------------------------------------------------------------
         12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.4%
----------------------------------------------------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

                  CO
----------------------------------------------------------------------------------------------------------------------------

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                                  SCHEDULE 13D

                                 AMENDMENT NO. 1

                  Pursuant to Rule 13d-2(e) under the Securities Exchange Act of 1934, the sole purpose of filing this first electronic 13D amendment is to report a change in beneficial ownership that terminates the filer's obligation to report. Thus, this Amendment No. 1 does not include a restatement of the entire text of the original Schedule 13D.

                  The items identified below, or the particular paragraph of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined have the meanings ascribed to them in the original Schedule 13D.

Item 4.  Purpose of Transaction.

                  The purpose of the Reporting Person's sale of the Common Stock reported below was to liquidate a portion of its investment in the Company.

Item 5.  Interest in Securities of the Issuer.

                  (a) The 373,700 shares of Common Stock beneficially owned by the Reporting Person constitute 4.4% of the outstanding shares of Common Stock (based upon an aggregate of 8,409,248 outstanding shares of Common Stock, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999).

                  (b) The Reporting Person has sole power to vote or to direct the vote of the shares of the Common Stock referred to in paragraph (a) above and sole power to dispose or to direct the disposition of any such shares.


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                  (c) Information with respect to all transactions by the
Reporting Person, relating to the Common Stock, which were effected during the past sixty days are set forth in Schedule I hereto, which is incorporated herein by reference.

                  (d) Not applicable.

                  (e) As of November 8, 1999 the Reporting Person ceased to be the beneficial owner of 5% or more of the outstanding shares of the Common Stock as a result of the dispositions of the Common Stock by the Reporting Person described above in this Item 5.

                                       4

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 1999
Date

The Clark Estates, Inc.

By: s/Kevin S. Moore
    ----------------------------
     Kevin S. Moore
     Senior Vice President and Chief Financial Officer

                                       5
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                                   SCHEDULE I

                      Transactions in Company Common Stock
                          Effected by Reporting Person
                             During Past Sixty Days

                                Transaction               Number of Shares              Per Share
         Date                      Type                      Bought/Sold                  Price
         ----                      ----                      -----------                  -----
         9-14-99                Market Buy                       7,000                   $5.6875
         9-15-99                Market Buy                       2,500                   $5.75
        10-15-99                Market Sale                      4,000                   $8.8438
        11-05-99                Market Sale                     42,600                  $15.7725
        11-05-99                Market Sale                        200                  $15.77255
        11-05-99                Market Sale                      1,000                  $15.77249
        11-05-99                Market Sale                      1,000                  $15.77251
        11-05-99                Market Sale                        200                  $15.77245
        11-08-99                Market Sale                     32,500                  $16.74040
        11-09-99                Market Sale                      5,000                  $16.875
        11-09-99                Market Sale                     25,000                  $16.7488